UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )1/

TAL INTERNATIONAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title or Class of Securities)

874083108

(CUSIP Number)

October 12, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

1/	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874083108	13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS Abrams Capital, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER* 1,632,500 shares Refer to Item 4 below.
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER* 1,632,500 shares Refer to Item 4 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,632,500 shares Refer to Item 4 below.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 5.0% Refer to Item 4 below.
12	TYPE OF REPORTING PERSON (See Instructions) OO - Limited Liability Company

*	All percentage ownership reported in this Schedule 13G is based on 32,882,208 shares of Common Stock issued and outstanding, as reported by the Issuer (as defined below) in its Prospectus filed with the Securities and Exchange Commission on October 12, 2005. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

CUSIP No. 874083108	13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS David Abrams S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares
6 SHARED VOTING POWER* 1,750,000 shares Refer to Item 4 below.
7 SOLE DISPOSITIVE POWER 0 shares
8 SHARED DISPOSITIVE POWER* 1,750,000 shares Refer to Item 4 below.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,750,000 shares Refer to Item 4 below.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 5.3% Refer to Item 4 below.
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 874083108	13G	Page 4 of 8

ITEM 1(a).	NAME OF ISSUER: The name of the issuer is TAL International Group, Inc. (the “Issuer”).

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: The Issuer’s principal executive office is located at 100 Manhattanville Road, Purchase NY 10577.

ITEM 2(a).	NAME OF PERSON FILING:

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

ITEM 2(c).

CITIZENSHIP:

Abrams Capital, LLC

222 Berkeley Street, 22nd Floor

Boston, MA 02116

(Delaware limited liability company)

David Abrams

c/o Abrams Capital, LLC

222 Berkeley Street, 22nd Floor

Boston, MA 02116

(United States citizen)

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.001 per share

ITEM 2(e).	CUSIP NUMBER: 874083108

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 874083108	13G	Page 5 of 8

ITEM 4.

OWNERSHIP:

ABRAMS CAPITAL, LLC (1):

(a)    Amount beneficially owned: 1,632,500 shares

(b)    Percent of class: 5.0%

(c)    Number of shares as to which such person has:

(i)     Sole power to vote or direct the vote: 0 shares

(ii)    Shared power to vote or direct the vote: 1,632,500 shares

(iii)  Sole power to dispose or to direct the disposition of: 0 shares

(iv)   Shared power to dispose or to direct the disposition of: 1,632,500 shares

DAVID ABRAMS (2):

(a)    Amount beneficially owned: 1,750,000 shares

(b)    Percent of class: 5.3%

(c)    Number of shares as to which such person has:

(i)     Sole power to vote or direct the vote: 0 shares

(ii)    Shared power to vote or direct the vote: 1,750,000 shares

(iii)  Sole power to dispose or to direct the disposition of: 0 shares

(iv)   Shared power to dispose or to direct the disposition of: 1,750,000 shares

(1)    Shares reported herein for Abrams Capital, LLC represent shares held by certain private investment partnerships (the “Partnerships”) of which Abrams Capital, LLC is the general partner. Mr. Abrams is the managing member of Abrams Capital, LLC.

(2)    Shares reported herein for David Abrams represent shares held by the Partnerships and a private corporation of which Mr. Abrams is the managing member of the investment manager.

CUSIP No. 874083108	13G	Page 6 of 8

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10.	CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 874083108	13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2005

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS

By:	/s/ David Abrams
David Abrams, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of October 19, 2005, is by and between Abrams Capital, LLC and David Abrams, an individual (the foregoing are collectively referred to herein as the “Abrams Filers”).

Each of the Abrams Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, par value $0.001 per share, of TAL International Group, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Abrams Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by either of the Abrams Filers upon one week’s prior written notice (or such lesser period of notice as the Abrams Filers may mutually agree) to the other party.

Executed and delivered as of the date first above written.

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS

By:	/s/ David Abrams
David Abrams, individually